Mail Stop 6010

October 2, 2007

Raja M. Parvez
President and Chief Executive Officer
Rubicon Technology, Inc.
9931 Franklin Avenue
Franklin Park, Illinois 60131

> **Re:** **Rubicon Technology, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 5, 2007**
> **File No. 333-145880**

Dear Mr. Parvez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus cover page

1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range, and other information that was left blank throughout the document.

Graphics

2. Please revise the graphics to more specifically identify your products. Also clarify that you do not manufacture the finished products that are depicted at the bottom of the first page.

Prospectus summary, page 1

3.   Please provide us with copies of the sources of all third-party data included in the prospectus. Please mark the materials so that they are keyed to the disclosure. Please tell us whether:

- the data is publicly available,
- whether the sources of the cited data have consented to your use of their names and data,
- you commissioned any of the data, or
- it was prepared for use in this registration statement.

        Also, tell us about any other relationship between you and the authors of the data.

4.   Please provide us with independent support of your statements of leadership on page 1 and throughout your prospectus.

5.   In the first paragraph, we note your belief that you are the leading supplier of sapphire products to the LED industry. Expand to provide more information on the sapphire products industry, including historical and projected revenues for that market.

6.   Balance the disclosure under this caption to disclose your accumulated deficit of $129.1 million and your net losses for each of the last three years.

7.   If you retain market information on the high brightness LED market, expand to explain how that market equates to the sapphire products market, which includes your products.

Summary financial data, page 5

8.   We note your disclosure that the "pro forma basis" gives effect to the conversion of outstanding preferred stock warrants into common stock warrants and the reclassification of the preferred stock liability to additional paid-in capital upon the completion of this offering. Please tell us where the reclassification of the preferred stock warrant liability to additional paid-in capital is reflected in the balance sheet data. Please note this comment applies to your pro forma presentation of the conversion of preferred stock warrants throughout the filing.

9.   In this regard, if you have reclassified the preferred stock warrant liability to additional paid-in capital tell us why you believe this reclassification is factually supportable and quantifiable taking into consideration that the warrants could be exercised for cash prior to the completion of this offering. Please note this

comment applies to your pro forma presentation of the conversion of preferred stock warrants throughout the filing.

Risk factors, page 7

10.   In view of its materiality, please relocate from page 13 the risk factor entitled, "We have incurred significant losses…" so that it is the first risk factor on page 7.

Our results of operations, financial condition and business will be harmed, page 7

11.   Disclose when you plan to open the Bensenville, Illinois facility. Also, disclose on page 59 the amount of square feet at the new Bensenville facility.

We depend on a few customers for a major portion of our sales, page 9

12.   Please expand this section and page 58 to identify the customers that accounted for over 10% of your revenues and disclose the percentage of revenues from each of those customers.

Dilution, page 27

13.   Please expand to include disclosure to reflect how the dilution table and the table on page 28 would change, assuming the exercise of all outstanding warrants and options.

Selected financial data, page 30

14.   In order to enhance an investors understanding of the separate events that will impact your equity in connection with this offering, please revise the balance sheet data to insert a "pro forma" column that presents the impact of the automatic conversion of your outstanding redeemable preferred stock and related dividends into shares of common stock upon the completion of the offering. This column should reconcile to the amount presented on the face of the consolidated balance sheet in the financial statements on page F-32.

Results of operations, page 34

15.   Please revise to quantify the effects of volume and pricing changes on your revenues for each period presented. Refer to Item 303(A)(3)(iii) of Regulation S-K.

Liquidity and capital resources – Cash flows from operating activities, page 38

16.   Please discuss material changes in the underlying drivers of your working capital changes (*e.g.* cash receipts from the sale of goods and cash payments to acquire supplies and components or goods for resale), rather than merely describing items identified on the face of the statement of cash flows to provide a sufficient basis for a reader to analyze the change. Refer to Item 303(a) of Regulation S-K and Release 33-8350.

Critical accounting policies and estimates, page 44

17.   Your critical accounting policy disclosure for revenue recognition, inventory valuation, allowance for doubtful accounts and redeemable convertible preferred stock does not provide the information related to the underlying estimates and judgments required by FR-72 and SEC Release No. 33-8098. The critical accounting policy discussion should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise to specifically address the following:

    a.   Provide information regarding how you arrived at the estimate;

    b.   How accurate the estimate or assumption has been in the past;

    c.   How much the estimate or assumption has changed in the past; and

    d.   Whether the estimate or assumption is reasonably likely to change in the future.

Stock-based compensation, page 45

18.   We note that on pages 46 and F-13 you refer to using the valuation of an independent third party when determining fair value of certain of your equity instruments. While management may elect to take full responsibility for valuing the equity instruments, if you choose to continue to refer to the expert in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

19.   Since your valuation was retrospective, we believe that these disclosures would be helpful to an investor since changes in your methodologies and assumptions could

have a material impact upon your financial statements. Please revise to provide the following disclosures in MD&A:

- The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range.
- Discuss in more detail the significant factors, assumptions, and methodologies used in determining fair value. Specifically, we believe you could enhance your discussion regarding the methodologies used in determining fair value.
- Discuss each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the last twelve months.

The Rubicon solution, page 51

20.   Please provide us with independent support of your belief that your wafers are "best-in-class in terms of quality."

Technology, page 54

21.   Please discuss in greater detail your cooperative arrangement with Northwestern University. Also, clarify whether you have a written agreement with the university. In addition, tell us why you have not filed the agreement as an exhibit.

Customers, page 58

22.   Please expand to discuss the material terms of the agreements with your major customers. Also, file as exhibits the agreements.

Determining executive compensation, page 67

23.   Expand to disclose at the top of page 68 whether the compensation committee adopted the CEO's recommendations as made or whether the recommendations were revised by the committee.

Elements of our executive compensation programs, page 68

24.   Please specify what you mean by "similarly situated companies." For example, are you referring to companies in your industry? How do you define your industry?

Base salary, page 68

25.   Please identify the "market increases, the growth and stage and development of our company, any changes in our executives' roles and responsibilities and other

factors" mentioned at the top of page 69 and specify how each of these factors affected compensation decisions.

Cash incentive bonuses, page 69

26.   We note that you have not provided a quantitative discussion of the objectives to be achieved in order for your executive officers to earn their bonuses. Please provide such disclosure or alternatively tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, discuss how difficult it would be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b).

27.   Please explain how you determined the size of the $60,000 discretionary bonus to Mr. Parvez in the summary compensation table on page 72.

28.   Please explain how you determined the size of Mr. Parvez's $25,000 signing bonus and $25,000 incentive bonus in the summary compensation table on page 72.

Equity incentive compensation, page 69

29.   Please describe with specificity how the compensation committee determined the amount of the grant of options to purchase 107,692 shares of common stock to Mr. Parvez.

30.   Please expand the first paragraph on page 70 to describe with specificity how the factors considered led you to the equity incentive compensation decisions made in 2006. Include a discussion of how the factors led to decisions about option grants for the different executive officers.

Principal and selling stockholders, page 88

31.   Please tell us whether the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter

unless that selling stockholder is able to make the following representations in the prospectus:

- The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and
- At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Description of capital stock, page 92

32.   Your disclosure may not be qualified by reference to statutes. Please revise the second sentence of the first paragraph of this section accordingly.

Common stock, page 92

33.   Please disclose the number of holders of your common stock.

Financial Statements, page F-1

34.   Please update the financial statements as required by Rule 3-12 of Regulation S-X.

Balance sheets, page F-3

35.   We note the pro forma stockholders' equity of $19,059 thousand and $21,734 thousand at December 31, 2006 and June 30, 2007, respectively. With a view toward disclosure please reconcile the conversion of the redeemable convertible preferred stock and related dividends at December 31, 2006 and June 30, 2007 into the pro forma stockholders' equity.

Statements of redeemable equity and stockholders' equity (deficit), page F-5

36.   We note that the "accretion of preferred stock to redemption value" is recorded against accumulated deficit. Please tell us why the debit was not recorded against additional paid-in capital in accordance with paragraph 18 of EITF Topic D-98. Please revise or advise.

Pro forma stockholders' equity (deficit), page F-7

37.   We note from your disclosure that upon completion of this offering, you will
       reclassify the preferred stock warrant liability to additional paid-in capital upon
       the conversion of these warrants to purchase shares of your common stock.
       Please explain to us how you determined that the warrants will be classified
       within stockholders' equity following the offering. Tell us how you considered
       the guidance in SFAS 133 and EITF 00-19 in reaching this conclusion.

Net loss per common share attributable to common stockholders, page F-14

38.   Please reconcile and revise, as necessary, your pro forma basic net loss on page F-
       15 of $(0.59) with the pro forma basic and diluted net loss per share attributable to
       common stockholders of $(2.85) on the face of your statement of operations.

39.   As a related matter, please revise your footnotes to disclose pro forma diluted net
       loss per share attributable to common stockholders. This comment also applies to
       Note 3 on page F-38.

Note 5. Redeemable Equity and Stockholders' Equity (Deficit), page F-18

Redeemable convertible preferred stock, page F-19

40.   We note from your balance sheet that you are classifying the redeemable
       convertible preferred stock in the mezzanine section. Based on this classification
       it appears that you have determined that the redeemable convertible preferred
       stock is more akin to equity than debt. Please revise your disclosures to clearly
       disclose how you concluded that the redeemable convertible preferred stock is
       more akin to equity taking into consideration the cumulative fixed dividends and
       redeemable features of the preferred stock.

Note 3. Net Loss per Common Share Attributable to Common Stockholders, page F-38

41.   Please reconcile and revise, as necessary, your pro forma earnings per share on
       page F-38 of $0.04 with the pro forma basic and diluted net loss per share
       attributable to common stockholders of $(1.71) on the face of your statement of
       operations.

Note 4. Stock Options, page F-38

42.   Provide us with an itemized chronological schedule detailing each issuance of
       your preferred shares, common shares, stock options and warrants, if applicable,

for 2007. Include the following information for each issuance or grant date:

- Number of shares issued or issuable
- Purchase price or exercise price per share
- Any restriction or vesting terms
- Management's fair value per share estimate
- How management determined the fair value estimate
- Identity of the recipient and relationship to the company
- Amount of any recorded compensation element and accounting literature relied upon to support the accounting.

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management's fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We may have additional questions after the estimated IPO price is included in the filing.

Exhibit 23.1

43. Please provide a currently dated and signed consent from your independent registered public accounting firm prior to requesting effectiveness.

Undertakings, page II-6

44. Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Scott Glickson, Esq.